UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vince Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

92719W 108

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92719W 108	13G/A	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SK Financial Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 147,607 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 147,607 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,607 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Cardinal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,250,279 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,250,279 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,279 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,397,886 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,397,886 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,397,886 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.1% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Advisors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,397,886 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,397,886 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,397,886 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.1% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Partners V, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,397,886 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,397,886 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,397,886 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.1% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SCSF Cardinal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,083,432 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,083,432 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,432 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Securities Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,231,039 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,231,039 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,039 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Securities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,231,039 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,231,039 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,039 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,231,039 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,231,039 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,039 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Securities Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,231,039 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,231,039 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,039 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 12 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Marc J. Leder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,481,318 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,481,318 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,481,318 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 13 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Rodger R. Krouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,481,318 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,481,318 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,481,318 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 11,615,840 shares outstanding as of November 30, 2017 as disclosed in Vince Holding Corp.’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

CUSIP No. 92719W 108	13G/A	Page 14 of 18 Pages

Item 1(a)	Name of Issuer:

Vince Holding Corp. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 500 Fifth Avenue—20th Floor, New York, New York 10110.

Item 2(a)	Name of Person Filing:

This Amendment No. 3 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: SK Financial Services, LLC (“SK Financial”), Sun Cardinal, LLC (“Sun Cardinal”), SCSF Cardinal, LLC (“SCSF Cardinal”), Sun Capital Partners V, L.P. (“SCP V”), Sun Capital Advisors V, L.P. (“Sun Advisors V”), Sun Capital Partners V, Ltd. (“Sun Partners V Ltd.”), Sun Capital Securities Offshore Fund, Ltd. (“Sun Offshore”), Sun Capital Securities Fund, LP (“Sun Securities Fund”), Sun Capital Securities, LLC (“Sun Securities LLC”), Sun Capital Securities Advisors, LP (“Sun Securities Advisors”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2017, a copy of which is attached as Exhibit A to the Company’s Schedule 13G/A filed by the Reporting Persons with the Commission on February 13, 2017, pursuant to which the Reporting Persons agreed to file such Schedule 13G/A and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Sun Capital Partners, Inc., 5200 Town Circle Center, Suite 600, Boca Raton, Florida 33486.

Item 2(c)	Citizenship:

SK Financial, Sun Cardinal, SCSF Cardinal, Sun Securities Fund and Sun Securities LLC were organized under the laws of the State of Delaware.

SCP V, Sun Advisors V, Sun Partners V Ltd., Sun Offshore and Sun Securities Advisors were organized under the laws of the Cayman Islands.

Leder and Krouse are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

92719W 108

CUSIP No. 92719W 108	13G/A	Page 15 of 18 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a) Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 8,481,318 shares of Common Stock, of which 6,250,279 shares of Common Stock are directly held by Sun Cardinal, 2,083,432 shares of Common Stock are directly held by SCSF Cardinal and 147,607 shares of Common Stock directly held by SK Financial.

SCP V owns all of the ownership interests in Sun Cardinal. Through a revocable trust, each of Leder and Krouse own fifty percent (50%) of Sun Partners V Ltd., which in turn is the general partner of Sun Advisors V, which in turn is the general partner of SCP V. As a result of these relationships, each of SCP V, Sun Partners V Ltd., Sun Advisors V, Leder and Krouse has shared voting and dispositive power with respect to the shares of Common Stock directly held by Sun Cardinal.

SCSF Cardinal is jointly owned by Sun Offshore and Sun Securities Fund. Through a revocable trust, each of Leder and Krouse own 50% of the membership interests in Sun Securities, LLC, which in turn is the general partner of Sun Securities Advisors, which is in turn the general partner of Sun Securities Fund. As a result of these relationships, each of Sun Offshore, Sun Securities Fund, Sun Securities LLC, Sun Securities Advisors, Leder and Krouse has shared voting and dispositive power with respect to the shares of Common Stock directly held by SCSF Cardinal.

SK Financial is jointly owned by SCP V, Sun Offshore and Sun Securities Fund. Through a revocable trust, each of Leder and Krouse own fifty percent (50%) of Sun Partners V Ltd., which is the general partner of Sun Advisors V, which is the general partner of SCP V. Each of Leder and Krouse also controls, through his revocable trust, 50% of the membership interest in Sun Securities, LLC, which in turn is the general partner of Sun Securities Advisors, which is in turn the general partner of Sun Securities Fund. SCP V owns all of the ownership interests in Sun Cardinal. SCSF Cardinal is jointly owned by Sun Offshore and Sun Securities Fund. As a result of these relationships, each of SCP V, Sun Partners V Ltd., Sun Advisors V, Sun Offshore, Sun Securities Fund, Sun Securities LLC, Sun Securities Advisors, Leder and Krouse has shared voting and dispositive power with respect to the shares of Common Stock directly held by SK Financial.

CUSIP No. 92719W 108	13G/A	Page 16 of 18 Pages

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 8,481,318 shares of the Common Stock, or approximately 73.0% of the total number of shares outstanding, by virtue of the 6,250,279 shares of Common Stock directly held by Sun Cardinal, the 2,083,432 shares of Common Stock directly held by SCSF Cardinal and the 147,607 shares of Common Stock directly held by SK Financial.

All percentages calculated in this Schedule 13G/A are based upon an aggregate of 11,615,840 shares of Common Stock outstanding as of November 30, 2017 as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G/A.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Items 2(a)-2(c).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

By:	/s/ Marc J. Leder
Name:	Marc J. Leder

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse

SUN CAPITAL PARTNERS V, LTD.

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SUN CAPITAL ADVISORS V, L.P.

By:	Sun Capital Partners V, Ltd.
Its:	General Partner

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SUN CAPITAL PARTNERS V, L.P.

By:	Sun Capital Advisors V, L.P.
Its:	General Partner

By:	Sun Capital Partners V, Ltd.
Its:	General Partner

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President & Assistant Secretary

SK FINANCIAL SERVICES, LLC

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President and Assistant Secretary

SCSF CARDINAL, LLC

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President and Assistant Secretary

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

By:	Sun Capital Securities Management, LP
Its:	Investment Manager

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President and Assistant Secretary

By:	/s/ Melissa Klafter
Name:	Melissa Klafter
Its:	Vice President – Fund Controller and Assistant Treasurer

SUN CAPITAL SECURITIES FUND, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President and Assistant Secretary

SUN CAPITAL SECURITIES ADVISORS, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President and Assistant Secretary

SUN CAPITAL SECURITIES, LLC

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President and Assistant Secretary

SUN CARDINAL, LLC

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Its:	Vice President and Assistant Secretary